1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

May 19, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore

Re:	NexPoint Capital, Inc.

Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of NexPoint Capital, LLC, a Delaware limited liability company (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Concurrently, the Company is making the first public filing of its registration statement on Form N-2 (the “Registration Statement”) via EDGAR.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Cover Page

1.	In your response letter, confirm that the cover page of the prospectus to be filed pursuant to Rule 497 of the Securities Act of 1933, as amended (the “Securities Act”), will, at a minimum, be in 10-point font.

Response: The Company hereby confirms that the text on the front cover of the prospectus will, at a minimum, be in 10-point font.

United States Securities and Exchange Commission May 19, 2014 Page 2

2.	In the first paragraph, revise the sentence “Our investments in CLOs will focus on the equity and mezzanine tranches of CLOs, which are subject to a higher risk of loss than more senior tranches of a CLO” to convey that the equity and mezzanine tranches of CLOs are subject to the “highest” risk of loss.

Response: As requested, the Company has revised its disclosure on the front cover to state that the equity and mezzanine tranches of a CLO are subject to the highest risk of loss.

3.	In the second paragraph, revise the sentence that begins “Neither we nor NexPoint Advisors, L.P.” to clearly convey that neither the Company nor NexPoint Advisors, L.P. has experience advising or administering a company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: As requested, the Company has revised its disclosure to clearly convey that neither the Company nor NexPoint Advisors, L.P. has experience advising or administering a company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended.

As noted in our letter of March 4, 2014, the Company supplementally informs the Staff that Highland Capital Management, L.P. served as investment adviser to Highland Distressed Opportunities, Inc., a BDC that merged into Highland Credit Strategies Fund, a closed-end fund and an affiliate of Highland Capital Management, L.P., in June of 2009.

4.	In the fourth paragraph, disclose that, while the Company is waiting to achieve the minimum offering requirement, which may be up to one year, an investor will not have access to its money, without knowing whether the Company will achieve the minimum offering requirement and move forward with operations.

Response: The Company has revised its disclosure consistent with this comment.

5.	If the Company intends to invest in a material amount of PIK securities, add risk disclosure regarding investments in PIK securities to the front cover.

Response: The Company does not currently intend to invest a material amount of its investments in PIK securities.

6.	Revise the third bullet point to convey that the Company may never list on a securities exchange or that it may be a significant amount of time before the Company lists.

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission May 19, 2014 Page 3

7.	Revise the final bullet point to disclose that an investor may never recover their initial investment.

Response: The Company has revised its disclosure consistent with this comment.

8.	In the pricing table, combine the columns “Selling Commissions” and “Dealer Manager Fee” into a single column “Sales Load.”

Response: The Company has revised the pricing table consistent with this comment.

9.	Expand footnote (1) to the pricing table to clarify that, in the event the minimum offering requirement is not satisfied within one year from the date of the prospectus, there will be no reduction for sales load in the funds returned to investors.

Response: The Company has revised footnote (1) to the pricing table on the front cover of the prospectus consistent with this comment.

10.	Revise footnote (3) to the pricing table to consistently refer to “offering and other expenses” rather than “offering expenses.”

Response: The Company has revised footnote (3) to the pricing table consistent with this comment.

11.	Add “and therefore you as an investor in the Company” at the end of the final sentence of footnote (3) to the pricing table.

Response: The Company has revised footnote (3) to the pricing table consistent with this comment.

Prospectus Summary

12.	The disclosure in the final paragraph of page 1 states that the Company’s investment policy is to invest “at least 80% of [the Company’s] total assets in debt and equity of middle market companies, with an emphasis on healthcare companies, syndicated floating rate debt of large public and nonpublic companies and mezzanine and equity tranches of CLOs.” The disclosure in the second paragraph of page 2 states that the Company “intend[s] to make opportunistic investments, including short sales.” Clarify whether short sales will be counted in the 80% policy. Add a risk factor disclosing that short sales potentially expose the Company to unlimited losses.

Response: The Company does not currently intend to count shorts sales in the Company’s 80% policy. The Company has added a risk factor disclosing that short sales potentially expose the Company to unlimited losses consistent with this comment.

United States Securities and Exchange Commission May 19, 2014 Page 4

13.	On page 2, the Company states that it intends to “take a long-term view.” Reconcile this statement with the Company’s intention to seek to complete a liquidity event within five years.

Response: The Company respectfully submits that a five-year investment horizon is consistent with a long-term view. As the Company stated in response to comment #19 of the Staff’s letter, dated December 13, 2013, the Company, as a non-traded entity, is not forced to make operational decisions based solely upon quarterly market expectations and can make investments without the pressures presented by daily share price volatility. As opposed to these daily and quarterly pressures placed on listed companies, the Company’s investment strategy can be, and is, long-term.

A long-term investment strategy is not necessarily inconsistent with pursuing a liquidity event within five years. The Company’s stockholders may continue to benefit from a long-term investment strategy after either listing the Company’s common shares on a securities exchange or merging with another company.

14.	Disclose the difference between “liquidity event” and “liquidity strategy.”

Response: The Company has revised its disclosure throughout the prospectus to consistently use the phrase “liquidity event.”

15.	In your response letter, tell the Staff what seed financial statements will be shown prior to the effectiveness of the Registration Statement.

Response: The Company intends to include audited seed capital financials, which will show the $200,000 contributed to the Company by NexPoint Advisors prior to the Company’s conversion to a Delaware corporation.

16.	Revise the final sentence of the second full paragraph on page 5 to state “and is expected to continue to grow” rather than “and continues to grow.”

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission May 19, 2014 Page 5

17.	On page 9 under the “Use of Leverage” heading, the Company discloses that it “may grant a security interest in up to 100% of [its] assets under the terms of any debt instruments into which [the Company] enter[s].” This disclosure appears to refer to credit facilities. Add disclosure that addresses what will happen to the Company’s assets if it enters into a securitization vehicle (i.e., that the assets may be transferred).

Response: The Company respectfully notes that it has included detailed disclosure on securitization transactions and the risks associated with securitization transactions in the Risk Factors section of the Registration Statement under the heading “If we enter into securitization transactions, we may be subject to additional risks.”

18.	On page 12 under the “Plan of Distribution” heading, clarify that funds return to investors in the event that the Company does not satisfy the minimum offering requirement will not be reduced by the sales load.

Response: The Company has revised its disclosure consistent with this comment.

19.	On page 14 under the “Liquidity Strategy” heading, there are three alternatives listed for a potential liquidity event. The Staff believes that the choice of which alternative to pursue may raise conflicts of interest. Consider adding a separate risk factor to disclose such conflicts of interest. Further, disclose what factors will be considered in determining which alternative to pursue.

Response: The Company respectfully submits that the criteria that may be considered by the Company’s board of directors in determining which liquidity event to pursue are currently disclosed in the second paragraph under the heading “Liquidity Event” in the Prospectus Summary. In addition, as noted on page 139 in the section entitled “Liquidity Event,” additional criteria may be considered depending on market and other conditions at such time.

The Company has added a separate risk factor that discloses potential conflicts of interest in determining which liquidity event to pursue.

20.	Move the bold paragraph, including the cross reference to the more comprehensive discussion of the risk factors, at the end of the “Risk Factor” section of the Prospectus Summary to the beginning of such section.

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission May 19, 2014 Page 6

Fees and Expenses

21.	Revise footnote (1) to make clear that all amounts in the table and example are based on the $2 million minimum offering requirement.

Response: The Company has revised its disclosure consistent with this comment.

22.	Please confirm the offering expenses used in calculating the example and annual expenses under “Fees and Expenses.”

Response: The Company confirms that the offering expenses of 1% shown under “Fees and Expenses” is correct. As noted in the registration statement, the offering and organizational expenses to be paid by the Company will be limited to 1% of the gross proceeds of the offering.

23.	Delete the sentence that starts “The obligation will automatically renew for one-year terms unless it is terminated by the Company or the adviser” from footnote (8).

Response: The Company respectfully submits that the disclosure is consistent with the expense limitation agreement that the Company expects to enter into with NexPoint Advisors, L.P. and thus is not misleading, and is potentially important, to investors. As such, the Company respectfully submits that such disclosure is appropriately included in the prospectus.

However, the Company has added disclosure noting that there can be no assurance that the expense limitation agreement will be renewed and that, in the event it is terminated by either party, investors may bear higher expenses.

24.	Revise footnote (8) to clarify that the Adviser can only recoup expenses that were previously waived or reimbursed.

Response: The Company has revised its disclosure consistent with this comment.

Compensation of the Dealer Manager and the Investment Adviser

25.	Revise the second sentence of the introductory paragraph on page 24 to state that the table presents the items of compensation, fees, expense reimbursements and other payments that the dealer manager and investment adviser expect to receive, rather than that the Company expects to pay.

Response: The Company respectfully submits that the current disclosure is consistent with the requirements of Form N-2 and with the disclosures of other non-traded business development companies.

United States Securities and Exchange Commission May 19, 2014 Page 7

26.	Revise the table presented on pages 24 to 26 to disclose the expected amount of each type of compensation based on both the maximum and minimum offering amounts. In addition, present the base management fee and administration fee both as a percent of gross assets and as a percent of net assets attributable to common stockholders.

Response: The Company respectfully submits that the current disclosure is consistent with the requirements of Form N-2 and with the disclosures of other non-traded business development companies.

In addition, the terms of all material agreements are described in detail in the Company’s Registration Statement, giving investors sufficient information to make determinations about the Company’s fees and expenses at various asset levels.

Certain Questions and Answers About This Offering

27.	Revise the introductory paragraph to include a cross reference to the “Risk Factors” section.

Response: The Company has revised its disclosure consistent with this comment.

Risk Factors

28.	Revise the risk factor entitled “If we enter into securitization transactions, we may be subject to additional risks” to disclose how the expenses of the securitization vehicles will be reflected at the Company.

Response: The Company respectfully submits that this risk factor currently states that, if required to do so by applicable accounting pronouncements or SEC staff guidance, the Company will consolidate the securitization vehicle’s financial statements with the Company’s financial statements.

29.	Revise the risk factor entitled “We may enter into reverse repurchase agreements, which are another form of leverage” to disclose that reverse repurchase agreements are subject to the same limitations as other uses of leverage.

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission May 19, 2014 Page 8

30.	In the “Risk Factors” section, and throughout the prospectus, revise the disclosure to clearly state that conflicts of interest are “conflicts of interest” and not “conflicts.”

Response: The Company has revised its disclosure consistent with this comment.

31.	Revise the first sentence under the heading “Our investments may be risky, and you could lose all or part of our investment” to state that the Company was “recently formed” rather than that the Company was formed in September 2013. Alternatively, disclose that the Company has no history of meaningful operations.

Response: The Company has revised its disclosure consistent with this comment.

32.	Under the heading “We have not yet identified the investments we will acquire using the proceeds of the offering,” the disclosure states that the Company will temporary invest the proceeds of the offering in “cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.” Disclose whether these temporary investments will be subject to the base management fee. If the base management fee will apply, disclose that it is likely the base management fee will be substantially higher than the returns on these investments and that will lead to further reductions in distributions.

Response: The Company has revised its disclosure consistent with this comment.

Use of Proceeds

33.	Clarify for the Staff what is meant by the final sentence of the second paragraph on page 65: “If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or structure our investment portfolio as anticipated.”

Response: The Company respectfully submits that if the Company only sells a portion of the shares it is registering, the Company may have to adjust its current operating plans on account of the smaller operating size. This may lead to changes in, for example, the intended number, size or mix of investments, which may make it more difficult to achieve the Company’s investment objective. Nevertheless, after the private placement and satisfaction of the minimum offering requirement, the Company believes that it will be able to operate in a manner consistent with its investment objective.

United States Securities and Exchange Commission May 19, 2014 Page 9

34.	What is the minimum offering amount that the Company must achieve to be viable? Consider disclosing this amount on the front cover of the prospectus.

Response: The Company believes that, upon achieving the minimum offering requirement of $10 million, the Company will be viable and has noted such on the cover page. The Company intends to conduct a private placement of shares to NexPoint Advisers and potentially the Company’s affiliates concurrent with the effectiveness of the Registration Statement which will result in the Company having assets of $10 million.

Discussion of Operating Plan

35.	In the last sentence of the second paragraph under the heading “Overview,” the disclosure states that the Company “may invest a portion of [its] capital in other opportunistic investments in which NexPoint Advisors has expertise.” Disclose the percentage of the Company’s total capital that may be invested in such opportunistic investments and the types of such investments the Company may make.

Response: The Company has revised its disclosure consistent with this comment.

Certain Relationships

36.	Revise the title of this section to include “Related Party Transactions.”

Response: The Company has revised its disclosure consistent with this comment.

37.	Disclose the estimated costs that the Company will bear in connection with the filing of any registration statements pursuant to the registration rights received by NexPoint Advisors in connection with the private placement and the BDC conversion.

Response: The Company no longer intends to provide NexPoint Advisors with registration rights in connection with the private placement or the BDC conversion.

United States Securities and Exchange Commission May 19, 2014 Page 10

The Adviser and the Administrator

38.	The second paragraph on page 101 states that “the portion of [the] incentive fee that is attributable to deferred interest . . . will be paid to our investment adviser, together with interest from the date of deferral to the date of payment, only if and to the extent [the Company] actually receive[s] such interest in cash . . . .” Disclose the interest rate that will apply to such deferred payments of the incentive fee.

Response: Pursuant to the investment advisory agreement approved by the Company’s board of directors earlier this month, NexPoint Advisors will not receive interest on such deferred payments and the Company’s disclosure has been revised accordingly.

39.	In the final sentence of the second paragraph on page 101, delete “and possibly elimination.”

Response: The Company has revised its disclosure consistent with this comment.

40.	Clarify whether capital gains will be reduced by unrealized appreciation and realized capital losses in computing the capital gains component of the incentive fee.

Response: As disclosed on page 102 of the prospectus, capital gains will be reduced by realized capital losses and unrealized capital depreciation. The Company respectfully submits that this method of computing the capital gains component of the incentive fee is consistent with other business development companies.

41.	Confirm whether the information contained in the paragraph that begins “For purposes of the computation of the incentive fee” on page 102 will be included in the investment advisory agreement.

Response: Respectfully, the Company cannot confirm that the treatment of total return swaps for purposes of computation of the incentive fee, as disclosed on page 102, will be included in the advisory agreement. The Company has committed to this treatment of total return swaps in its Registration Statement. The Company undertakes to treat any total return swaps entered into by the Company in the manner described in any definitive statement or rule relating to the regulatory treatment of total return swaps or similar derivative instruments adopted by the Staff or the Commission.

42.	In the final sentence of that paragraph add the word “swap” between “return” and “and.”

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission May 19, 2014 Page 11

43.	In your response letter, clarify for the Staff the reason for including futures contracts in that final sentence.

Response: The Company has included futures contracts in its disclosure as the Company may enter into interest rate contracts to hedge against fluctuations of the relative values of the Company’s portfolio positions from changes in market interest rates, as disclosed in the Risk Factor section under the heading “We may expose ourselves to risks if we engage in hedging transactions.”

44.	In your response letter, please reconcile the disclosure that the Company “is not required to reimburse NexPoint Advisors for additional expenses under the Administration Agreement” with the disclosure that the Company will pay any fees associated with any functions outsourced by NexPoint Advisors, in its capacity as administrator.

Response: The Company no longer intends to pay the NexPoint Advisors an administration fee based on a percent of gross assets. The Company now intends to reimburse NexPoint Advisors for the Company’s allocable portion of overhead and other expenses incurred by NexPoint Advisors in performing its obligations under the Administration Agreement, subject to a cap on such reimbursements equal to 0.4% of the Company’s gross assets.

45.	Please disclose the functions that NexPoint Advisors, in its capacity as administrator, may outsource.

Response: The Company has revised its disclosure consistent with this comment.

46.	In your response letter, please confirm that the fees paid by the Company for such outsourced functions have been estimated and are included in the fee table.

Response: The Company hereby confirms that fees to be paid by the Company for the functions outsourced by the Administrator have been estimated and included in the fee table.

Regulation

47.	Under the heading “Managerial Assistance to Portfolio Companies,” revise the disclosure to state that NexPoint Advisors will be reimburse for its “actual costs” in providing managerial assistance to portfolio companies that request such assistance.

Response: The Company has revised its disclosure consistent with this comment.

United States Securities and Exchange Commission May 19, 2014 Page 12

Plan of Distribution

48.	Confirm that the third party article reprints mentioned in the bullet points under “Supplemental Sales Materials” will be subject to the same “after consent” usage as quotes in sales materials, as describe in the third paragraph of that section.

Response: The Company hereby confirms that the use of third party article reprints will be subject to the same “after consent” usages as quotes in supplemental sales materials.

Subscription Agreement

49.	Revise the bullet points on the front cover of the subscription agreement as necessary to conform with changes made in response to the Staff’s comments to the bullet points on the front cover of the prospectus.

Response: The Company has revised the Subscription Agreement consistent with this comment.

50.	On page A-5 of the Subscription Agreement, note that there is no assurance that the investor will recover amounts initially invested.

Response: The Company has revised the Subscription Agreement consistent with this comment.

Response Letter

51.	Consistent with comment 18 of the Staff’s letter, dated December 13, 2013, disclose the estimated minimum dollar amount of capital that must be raised by the Company which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

Response: The Company believes that, upon achieving the minimum offering requirement of $10 million, the Company will be viable. The Company intends to conduct a private placement of shares to NexPoint Advisers and potentially the Company’s affiliates concurrent with the effectiveness of the Registration Statement, which will result in the Company having assets of $10 million. In addition, the Company may enter into a credit facility in the future, which will allow the Company to borrow money for investing purposes.

United States Securities and Exchange Commission May 19, 2014 Page 13

52.	Your response to comment 38 in the Staff’s letter, dated December 13, 2013, states that “the allocation policy generally requires that the allocation be fair and equitable.” Why does the policy only “generally” require that allocations be fair and equitable?

Response: The Company hereby confirms that the policy requires that allocations be fair and equitable.

53.	Consistent with comment 46 of the Staff’s letter, dated December 13, 2013, disclose whether “gross assets, including cash and cash equivalents and assets purchased with borrowed funds” is the same as “total assets” line item that will appear on the Company’s balance sheet.

Response: The Company has revised its disclosure consistent with this comment.

54.	Confirm that comment 52 of the Staff’s letter, dated December 13, 2013, has been fully addressed by the Company.

Response: The Company confirms that comment 52 of the Staff’s letter, dated December 13, 2013 has been fully addressed by the Company. The Company respectfully notes for the Staff that footnote (4) to the fee and expense table discloses how interest rate swap derivatives will be measured at fair value on the balance sheet. In addition, the fourth paragraph on page 102 of the prospectus discloses the measurement of ordinary income and capital gains income from total return swaps for purposes of calculating the incentive fee.

55.	Consistent with comment 60 of the Staff’s letter, dated December 13, 2013, disclose that reverse repurchase agreements are subject to the Company’s overall limitation on borrowing.

Response: The Company has revised its disclosure consistent with this comment.

56.	The Staff notes the Company’s response to comment 64 of the Staff’s letter, dated December 13, 2013. Confirm that the Company does not currently intend to enter into or otherwise sponsor securitizations during the first 12 months after the satisfaction of the minimum offering requirement. If correct, please revise the disclosure to make this intention clear.

Response: The Company cannot confirm that it will not enter into or otherwise sponsor securitizations during the first 12 months of its operations. Whether the Company enters into a securitization transaction during the first 12 months of its operations will depend on a number of factors including the Company’s investments and market conditions, among other things. Nevertheless, the Company respectfully submits that its current disclosure covers the material risks the Company may face if it enters into a securitization transaction.

United States Securities and Exchange Commission May 19, 2014 Page 14

57.	The Staff notes the Company’s response to comment 68 of the Staff’s letter, dated December 13, 2013. Confirm that the Company does not currently intend to enter into a credit facility during the first 12 months after the satisfaction of the minimum offering requirement. If correct, please revise the disclosure to make this intention clear.

Response: The Company may enter into a credit facility during the first 12 months after the satisfaction of the minimum offering requirement. Accordingly, the Company has included the disclosure required by Item 8.b.(2) of Form N-2.

58.	Confirm that the Company does not currently intend to have a managed distribution policy.

Response: The Company hereby confirms that it does not currently intend to have a managed distribution policy.

59.	The Staff notes the Company’s response to comment 90 of the Staff’s letter, dated December 13, 2013. Confirm that the Company will reimburse NexPoint Advisors for its “actual” costs in providing managerial assistance and revise the disclosure throughout the prospectus consistent with this comment.

Response: The Company hereby confirms that it will reimburse NexPoint Advisors, L.P. for its “actual” costs in providing managerial assistance. The Company has revised its disclosure consistent with this comment.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

* * * * * * * * *

United States Securities and Exchange Commission May 19, 2014 Page 15

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M Fumai

Allison M Fumai

cc: Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, LLC